SEC Mail Processing Section
FEB 29 2008
Washington, DC
106

08028567

AB 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52908 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dinosaur Securities, L. L. C.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

404 Park Avenue, 5th Floor
(No. and Street)

New York, NY 10016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glenn Grossman (212) 448-9251
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, #236, Jericho, NY 11753
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Glenn Grossman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dinosaur Securities LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Report of independent auditors on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# DINOSAUR SECURITIES, L. L. C.
(A wholly-owned subsidiary of Dinosaur Group Holding, LLC)

## FINANCIAL STATEMENTS
## AND SUPPLEMENTARY SCHEDULE

## FOR THE YEAR ENDED DECEMBER 31, 2007

DINOSAUR SECURITIES, L. L. C.
(A wholly-owned subsidiary of Dinosaur Group Holding, LLC)
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2007

# CONTENTS


| | Page |
|---|---|
| Facing page to Form X-17A-5 | 2A |
| Affirmation of Managing Member | 2B |
| Independent Auditors' Report | 3 - 4 |
| FINANCIAL STATEMENTS: | |
| Statement of Financial Condition | 5 |
| Statement of Income | 6 |
| Statement of Changes in Member's Equity | 7 |
| Statement of Cash Flows | 8 |
| Notes to Financial Statements | 9 - 13 |
| Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16 | 14 - 15 |
| SUPPLEMENTARY SCHEDULE: | |
| Computation of net capital pursuant to Rule 15c3-1 | 16 |

Marks Paneth & Shron LLP
*Certified Public Accountants and Consultants*

# INDEPENDENT AUDITORS' REPORT

To the Managing Member
Dinosaur Securities, L. L. C. (A wholly-owned subsidiary of Dinosaur Group Holding, LLC)
New York, New York

We have audited the accompanying statement of financial condition of Dinosaur Securities, L. L. C. as of December 31, 2007, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

100 Jericho Quadrangle
Jericho, NY 11753-2710
Telephone 516 942 5300
Facsimile 516 932 6050

660 White Plains Road
Tarrytown, NY 10591-5173
Telephone 914 524 9000
Facsimile 914 524 9185

Website www.markspaneth.com

supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcus Paneth + Shron LLP

Jericho, New York
February 27, 2008

DINOSAUR SECURITIES, L. L. C.
(A wholly-owned subsidiary of Dinosaur Group Holding, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

## ASSETS

| | |
|---|---|
| Cash | $ 74,996 |
| Receivable from clearing firms | 2,027,584 |
| Loan receivable - managing member | 134,049 |
| Loan receivable - Dinosaur Global Holdings | 148,499 |
| Leasehold improvements - net | 58,314 |
| Other assets | 147,492 |
| Total assets | $2,590,934 |

## LIABILITIES AND MEMBER'S EQUITY

Liabilities

| | |
|---|---|
| Commissions payable | $ 629,133 |
| Accounts payable and accrued expenses | 215,677 |
| Bank loan payable | 84,831 |
| Loan payable - Dinosaur Securities (UK) | 568,280 |
| Loan payable - Dinosaur Limited | 55,738 |
| Total liabilities | 1,553,659 |
| Commitments (see notes) | |
| Member's equity | 1,037,275 |
| Total liabilities and member's equity | $2,590,934 |

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
(A wholly-owned subsidiary of Dinosaur Group Holding, LLC)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| **Revenues** | |
| Commission income | $14,692,535 |
| Corporate finance fees | 714,860 |
| Net firm trading gains | 42,033 |
| Interest and other income | 93,936 |
| | 15,543,364 |
| **Expenses** | |
| Compensation and benefits | 10,792,320 |
| Clearing, execution and floor brokerage | 1,027,472 |
| Commissions and operating expenses - affiliates | 2,121,158 |
| Market data services | 631,150 |
| Communications and occupancy | 219,664 |
| Other operating expenses | 441,660 |
| | 15,233,424 |
| Income before income taxes | 309,940 |
| NYC unincorporated business tax | 28,500 |
| Net income | $ 281,440 |

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
(A wholly-owned subsidiary of Dinosaur Group Holding, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

| | Total Members' Equity |
|---|---|
| BALANCES, January 1, 2007 | $ 605,835 |
| Loan transferred to capital from Dinosaur Group Holdings Limited | 150,000 |
| Net income for the year | 281,440 |
| BALANCES, December 31, 2007 | $1,037,275 |

See accompanying notes to financial statements.

DINOSAUR SECURITIES, L. L. C.
(A wholly-owned subsidiary of Dinosaur Group Holding, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| Cash flows from operating activities | |
| Net income | $ 281,440 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Amortization | 6,558 |
| (Increase) decrease in operating assets: | |
| Receivable from clearing firms | (911,807) |
| Receivable from customer | 96,745 |
| Securities owned, at market value | 59,538 |
| Loan receivable - Dinosaur Global Holdings | (148,499) |
| Loan receivable - managing member | 43,415 |
| Loan receivable - Dinosaur Group Holdings Limited | 140,000 |
| Other assets | (112,948) |
| Increase (decrease) in operating liabilities: | |
| Commissions payable | 82,930 |
| Accounts payable and accrued expenses | (49,320) |
| Total adjustments | (793,388) |
| Net cash used in operating activities | (511,948) |
| Cash flows from investing activities | |
| Purchase of leasehold improvements | (54,196) |
| Cash flows from financing activities | |
| Proceeds from loan payable - Dinosaur Group Holdings Limited | 150,000 |
| Proceeds from loan payable - Dinosaur Securities (UK) | 336,871 |
| Proceeds from loan payable - Dinosaur Limited | 55,738 |
| Payments of loan payable - Dinosaur GmbH | (12,031) |
| Proceeds from bank loan payable | 84,831 |
| Net cash provided by financing activities | 615,409 |
| Net increase in cash | 49,265 |
| Cash at January 1, 2007 | 25,731 |
| Cash at December 31, 2007 | $ 74,996 |
| Supplemental information: | |
| Cash paid during the year for: | |
| Interest | $ 10,889 |
| Income taxes | $ 17,422 |
| Transfers from loan payable - Dinosaur Group Holdings Limited to member's equity | $150,000 |

See accompanying notes to financial statements.

## NOTE 1 - DESCRIPTION OF BUSINESS

Dinosaur Securities, L. L. C. (the "Company") is a Delaware limited liability company located in New York, New York. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). Operations consist primarily of the execution of securities trades for customers on an agency and riskless principal basis, and proprietary trading of debt and equity securities. The Company clears all customer transactions on a fully disclosed basis through two independent clearing firms. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

On May 15, 2007, the managing member contributed his ownership in the Company to Dinosaur Group Holdings, LLC ("DGH", or the "Parent"), a newly formed limited liability company organized in New York, in exchange for a 100% membership interest. The managing member, in turn, distributed membership profits interests representing a combined interest of approximately 30% in the Parent, to various individuals, most of whom are employed by the Company.

DGH owns a 100% interest in the following related entities: Dinosaur Capital Management LLC, Dinosaur Global Holdings Limited ("DGH Limited"), and the Company. DGH Limited is a Bermuda corporation which owns 100% of Dinosaur Securities (UK) Limited ("UK"), a London-based securities broker registered with the Financial Services Authority, and 90% of Dinosaur GmbH ("GmbH"), a Swiss company that serves as a marketing and representative office in Switzerland and Turkey on behalf of the Company.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation of fixed assets is provided on a straight-line basis over the estimated useful life of the respective assets.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As an LLC, the Company is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of the Company report their proportionate share of membership taxable income or loss in their respective income tax returns. The Company is subject to the New York City Unincorporated Business Tax (UBT) on taxable income. At December 31, 2007, the Company had a UBT tax liability of $28,500.

New Accounting Developments

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements SFAS No. 157 is effective for fiscal year beginning after November 15, 2007. The Company is currently evaluating the financial statement impact of adopting SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the financial statement impact of adopting SFAS No. 159.

NOTE 3 - RECEIVABLE FROM CLEARING FIRMS

At December 31, 2007, the balance due from clearing firms consisted of commissions receivable in the amount of $1,654,152, and cash balances in the amount of $373,432.

Any Company assets on hand at the clearing broker serve as collateral for potential defaults of the Company's customers. The Company is subject to credit risk if the Clearing Broker is unable to repay balances due or deliver securities in their custody. The clearing agreement may be canceled with prior 90 days notice by either party.

NOTE 4 - LEASEHOLD IMPROVEMENTS

| | | Estimated Useful Life |
|---|---|---|
| Leasehold improvements | $84,567 | Term of lease |
| Less: Accumulated amortization | 26,253 | |
| | $58,314 | |

Amortization expense was $6,558 for the year.

NOTE 5 - BANK LOAN PAYABLE

In June 2007, the Company entered into a $150,000 revolving line of credit agreement with Signature Bank. The agreement is annually renewable for up to three years, and is secured by substantially all assets of the Company. The interest rate applied to any unpaid principal balance is the prime rate plus 1/2% (8.0% at December 31, 2007). The balance payable at December 31, 2007 is $84,831.

NOTE 6 - MEMBER'S EQUITY

The Company's Parent has issued 10,000,000 membership units in connection with the reorganization described in Note 1. During 2007, the managing member distributed approximately 3,000,000 units to employees and affiliates of the Company. The units represent profits interests in the Parent, rather than capital interests, which are owned by the managing member and fully vested. Partnership interests are nontransferable and subject to forfeiture if the member leaves within a five-year vesting period.

During 2007, the member transferred a loan in the amount of $150,000 to permanent capital.

NOTE 7 - LEASE COMMITMENT

The Company leases office facilities and equipment under leases expiring at various dates through 2017. Rent expense under one of the office leases is being recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $3,030 at December 31, 2007. Total operating lease expense was $369,052 for the year.

Future minimum lease payments as of December 31, 2007 are:

| Year ending December 31, | |
|---|---|
| 2008 | $ 569,088 |
| 2009 | 316,700 |
| 2010 | 290,834 |
| 2011 | 299,559 |
| 2013 | 323,546 |
| Thereafter | 1,811,118 |
| Total | $3,610,845 |

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9 - RELATED PARTY TRANSACTIONS

At December 31, 2007, the Company was indebted to UK and Dinosaur Limited in the amounts of $568,280 and $55,738, respectively. The managing member and Dinosaur Global Holdings also owed the Company $134,049 and $148,499, respectively. All loans are non-interest bearing and due on demand.

During 2007, UK introduced securities business to the Company, which generated approximately $719,000 in commission income. The Company also paid various operating expenses on behalf of UK totaling approximately $1,194,000, which consisted principally of compensation and administrative costs. DGmbH also introduced securities business to the Company which generated approximately $1,015,000 in commission income. The Company paid compensation and administrative expenses on behalf of DGmbH totaling approximately $927,000.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), and Regulation 1.17 of the Commodity Futures Trading Commission, which require the maintenance of minimum net capital, and require the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital and net capital requirements of $538,061 and $103,577, respectively. The Company's ratio of aggregate indebtedness to net capital was 2.89 to 1.

Marks Paneth & Shron LLP
*Certified Public Accountants and Consultants*

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Dinosaur Securities, L. L. C. (A wholly-owned subsidiary of Dinosaur Group Holding, LLC)
New York, New York

In planning and performing our audit of the financial statements of Dinosaur Securities, L. L. C. as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a- 13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

100 Jericho Quadrangle
Jericho, NY 11753-2710
Telephone 516 942 5300
Facsimile 516 932 6050

660 White Plains Road
Tarrytown, NY 10591-5173
Telephone 914 524 9000
Facsimile 914 524 9185

Website www.markspaneth.com

paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum Paneth Shron LLP

Jericho, New York
February 27, 2008

SUPPLEMENTARY SCHEDULE

DINOSAUR SECURITIES, L. L. C.
(A wholly-owned subsidiary of Dinosaur Group Holding, LLC)
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

Computation of Net Capital

| | |
|---|---|
| Member's equity | $ 1,037,275 |
| Nonallowable assets: | |
| Leasehold improvements - net | 58,314 |
| Loan receivable - managing member | 134,049 |
| Loan receivable - Dinosaur Global Holdings | 148,499 |
| 50% of deposit with futures broker | 10,860 |
| Other assets | 147,492 |
| | 499,214 |
| Net capital | 538,061 |
| Minimum capital requirement - the greater of $100,000 or 6.67% of aggregate indebtedness of $1,553,659 | 103,577 |
| Excess net capital | $ 434,484 |
| Ratio of aggregate indebtedness to net capital | 2.89 to 1 |
| Schedule of aggregate indebtedness: | |
| Commissions payable | $ 629,133 |
| Accounts payable and accrued expenses | 215,677 |
| Bank loan payable | 84,831 |
| Loan payable - Dinosaur Securities (UK) | 568,280 |
| Loan payable - Dinosaur Limited | 55,738 |
| Total aggregate indebtedness | $1,553,659 |

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2007):

| | |
|---|---|
| Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report | $ 573,404 |
| Increase in allowable assets | 95,567 |
| Increase in aggregate indebtedness | (130,910) |
| Net capital per above | $ 538,061 |

END